FOR IMMEDIATE RELEASE

Formula Systems (1985) Ltd. to announce 2003 fourth quarter and year end results on February 18 and host a conference call

Herzliya, Israel - February 12, 2004 - Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services will report fourth quarter and year end results on February 18, 2004 before the market opens.

The company will hold a conference call with the investment community at 10:00 (EST) to discuss the financial results, business highlights and outlook.

Conference call details:

Participants in the US call: 1-888-273-9885

Participants internationally call: 1-612-332-0802

5 - 10 minutes prior to start time.

About Formula

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

FOR ADDITIONAL INFORMATION

Naamit Salomon, VP Finance

Formula Systems (1985) Ltd.

Tel: +972 9 9598800

Fax: +972 9 9598877

Email: naamit@formula.co.il

Dennis S. Dobson, CEO

Financial Public Relations, 1522 Mill Plain Road, Fairfield, CT  06430

Tel: 203-255-7902

Fax: 203-255-7961

Email: dobsonpr@erols.com